SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

10 October 2006

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 10 October 2006	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

                      BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To:  The FSA

Date:  10 October 2006

1. Name of applicant:            Protherics PLC

2. Name of scheme                Protherics PLC Unapproved Share Option
                                 Scheme

3. Period of return:             From   8 April 2006        To    8 October 2006

4. Balance under scheme from
   previous return:              3,397,817

5. The amount by which the block
   scheme has been increased, if
   the scheme has  been increased
   since the date of the last
   return:                        Nil

6. Number of securities issued/
   allotted under scheme during
   period:                        115,000

7. Balance under scheme not yet
   issued / allotted at end of
   period                         3,282,817

8. Number and class of securities
   originally listed and the
   date of admission              4,559,122 Ordinary Shares (date of admission:
                                  (8 April 2005)

9. Total number of securities in
   issue at the end of the
   period                         261,147,749

Name of contact                  Julie Vickers

Address of contact               The Heath Business and Technical Park
                                 Runcorn
                                 Cheshire WA7 4QX

Telephone number of contact      +44(0) 1928 518010

SIGNED BY __________________________________________
          Company Secretary
          for and on behalf of
          Protherics PLC

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.